RUSKIN MOSCOU FALTISCHEK P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

                          November 16, 2011

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn:  Tim Bushmiller
          Amanda Ravitz

Re:          CMSF Corp.
Form 8-K
Filed August 11, 2011
File No. 033-64534-LA

Dear Mr. Bushmiller and Ms. Ravitz:

This letter and the accompanying filing of Amendment No. 1 (“Amendment No. 1”) to Form 8-K filed on August 11, 2011 are in response to the SEC comment letter of September 7, 2011.

In this letter, the comments from the SEC’s September 7, 2011 letter are set forth, followed by the responses on behalf of the Registrant.

In reviewing this letter and Amendment No. 1, please note that (a) the Registrant has changed its name from CMSF Corp. to Plures Technologies, Inc.; and (b) Registrant has effected a 1:400 common stock combination, reduced its authorized common stock to 50,000,000 shares par value $.001 per share and increased its authorized preferred stock to 5,000,000 shares, par value $.001 per share and (c) the Registrant has changed its fiscal year end to December 31.

The Merger, page 2

1.
Please revise to include all material terms of the merger transaction. For example, please clarify the number of shares exchanged and the total purchase price or total value of purchase price consideration.

“The Merger” has been revised to include the material terms of the Merger.

Description of Business, page 4

2.
Please provide us independent, objective support for the numerous statements throughout your document of the benefits or advantages of your technology, products and potential products and of the benefits, expertise, experience, unique capabilities, substantial manufacturing infrastructure, and competitive advantages of your operating subsidiary.

United States Securities and Exchange Commission

November 16, 2011

The statements in Amendment No. 1 have been modified to remove statements requiring substantiation of benefits and advantages related to technology, products, potential products capabilities, manufacturing infrastructure and competition.

Introduction, page 4

3.
Please revise to discuss the development of your acquired business during the past three years, including the form and year of organization and any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Refer to Regulation S-K Item 101(h).

A revision has been made to “Introduction” to make reference to certain sale and leaseback transactions of the acquired business.

Technology Development. page 4

4.
Please revise the second sentence of the first paragraph on page 5 to clarify the "extensive expertise" and "relatively unique capabilities" of AMS and what constitutes a "relatively short time frame" and "relatively low cost."

The phrases quoted above have been omitted.

5.
Please revise the second paragraph on page 5 to quantify and describe the small number of initial development projects, including what the projects entail, when the projects are expected to begin, the expected time line of these projects, and how the projects would leverage technical and manufacturing expertise of AMS.

The second paragraph on page 5 has been revised to comply with the preceding comment, in that the projects have been quantified, identified, put on a time line, and related to AMS capabilities.

Technology, page 5

6.	Please revise the second paragraph on page 6 to clarify when AMS entered into the sensor market and when you plan to update your GMR capabilities and extend your efforts in MTJ development.

The second paragraph on page 6 has been clarified to add information on entry into the sensor market, updating of GMR capabilities and MTJ efforts.

7.
Please revise the fourth paragraph on page 6 to clarify the duration of your patents and license agreements and to describe the material terms of your license agreements. Refer to Regulation S-K Item 101(h)(4)(vii).

The fourth paragraph on page 6 has been revised to comply with the preceding comment.

United States Securities and Exchange Commission

November 16, 2011

Markets, page 6

8.
Please revise this section to clarify which of the listed markets, including the subsets of those markets, are your current markets and which are potential or proposed markets; your principal products that serve your current markets; and when and how you intend to address potential markets. Refer to Regulation S-K Item 101(h)(4)(i), (iii).

We have revised “Markets” to (a) clarify which markets we are in and which markets are potential or proposed, and the principal products for the current markets.

9.	Please revise where appropriate to clarify “high margin” and provide support for your statements that the products or markets support higher gross margins.

The phrase “high margin” has been removed.  If the Registrant does in fact sell high or higher margin products, the results would be reflected on its financial statements.

10.
Please revise the last two paragraphs on page 6 to clarify "major part of the magnetic sensor market" and "significant incremental revenue," the last sentence of the first paragraph on page 7 to clarify "very large," the last paragraph on page 7 to clarify "large and growing," and the first paragraph on page 8 to clarify "substantial market," "substantial part of this market and are growing" and "wide range of applications."

The cited phrases have not been included in Amendment No. 1.

Compass Sensors. page 8

11.
Please revise to clarify "majority of revenues" and provide the basis for your belief that you have opportunities to supply other companies with this product in 2011 and 2012 and that there is "substantial opportunity to grow."  Please also revise where appropriate to clarify the nature of your relationship with the customer accounting for a majority of your revenues, including the material terms of your arrangements with this customer.

The relationship with the Registrant’s principal customer has been clarified and quantified, and the basis for the relationship, a supply agreement, has been described.  Development contracts signed or to be signed have been noted as the basis for other business, since development contracts are the initial step in all manufacturing engagements.

Medical Switch for ICD/Pacemakers, page 8

12.	Please revise to clarify where you are in the process of qualifying your sensor for use in implantable medical devices. Please also clarify "modest" volumes and "substantial" gross margins.

The FDA has been described as the qualifying agency and the cited phrases have not been included.

United States Securities and Exchange Commission

November 16, 2011

MEMS Switches. page 8

13.	Please revise to clarify the status of your discussions with additional customers and when you expect to participate in the mobile handset market.

The issue of MEMS switches is at a discussion stage and there is not a timetable for participation in this market.

Magnetics for Molecular Diagnostics. page 8

14.	Please revise to clarify "in the early stages of fabricating" and when you expect to complete development of a protein chip for the molecular diagnostic market.

The language now indicates that this is in prototype and indicates 2012 as the date development is expected to be completed.

Products in Development. page 8

15.
Please revise this section where appropriate to clarify the status of your potential products, such as when you expect to complete development, bring new products to market, or enter new markets such as the hearing aid market. Please also revise the third paragraph on page 9 to clarify "longer development cycle."

This section has been focused on a three axis sensor and when its development is expected to be concluded.

Manufacturing. page 10

16.
Please revise this section to describe the sale-lease back transactions between AMS and its customers mentioned on pages 16 through 17 of the audited financial statements of Advanced MicroSensors, Inc. and on page 8 of the audited financial statements of Plures Technologies, Inc.

The sale and leaseback transactions have been described in this section.

17.	Please revise the second sentence of this section to clarify when you intend to add the referenced manufacturing functions.

The second sentence now refers to 2012 and 2013 as the period for adding equipment.

18.	Please revise to clarify the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).

The names of principal AMS suppliers have been included.

United States Securities and Exchange Commission

November 16, 2011

Quality, page 10

19.
Please provide the basis for your belief that your operations "materially conform" to ISO 9001: 2000 and ISO 14001 standards. Please also clarify "there has not been a recent recertification." For example, please clarify when you received certification previously and when or if your certification expired.

References to ISO standards have not been included.  If and when recertification occurs, disclosure will be made of the same as appropriate.

Competition, page 10

20.
We note your disclosure that you are competitive and well-positioned to provide products that could enable enhanced functionality and that you do not compete primarily on the basis of price.  Please expand your disclosure to describe your methods of competition and your competitive position, such as how you are competitive and how your products compare to those of your competitors. Refer to Regulation S-K Item 101(h)(4)(iv).

We noted that the Registrant competes on the quality of its products, and the factor played by price.  While the Registrant believes its products compare favorably with the competition, it is not in a position to support that belief with survey data and so has not made such a statement.

21.
We note your disclosure of your technology development business on page 4 and of the risks related to licensing promising intellectual property on page 15.  Please tell us why you do not discuss competition in your technology development business in this section.

The Registrant does not carry out technology development in the research and development sense, but is engaged in prototype development and then manufacture, so reference to technology development has not been included.

Regulation, page 11

22.
Please clarify the need for any government approval of your principal products.  If you have not yet received necessary government approval for your principal products, please discuss the status of approval within the government approval process.  Refer to Regulation S-K Item 101 (h)(4)(ix).

Only one product in development is understood to require government approval and disclosure has been added concerning the same.

Employees, page 11

23.	With a view toward appropriate disclosure, please tell us whether Plures Technologies, Inc. has any employees other than those disclosed for AMS.

United States Securities and Exchange Commission

November 16, 2011

Plures employee disclosure has been included.

Risk Factors, page 12

24.
Please revise to clarify all material risks.  For example, please clarify any material risks related to your sale-lease back transactions and significant future uncertainty in securing necessary equipment and your business in foreign countries.

Risk factors have been included concerning sale and leaseback and the securing of additional equipment. The Registrant does not have operations in foreign countries.

25.
We note the liquidation preference on your Series A preferred stock.  Please add a risk factor that the liquidation preference could have the effect of preventing your common stockholders from receiving any proceeds in the event your company is liquidated.

A risk factor has been added concerning the Series A Preferred Stock liquidation preference.

26.
We note from your disclosure on page 31 that, under certain circumstances, the holders of the Series A preferred stock may elect a majority of your board of directors.  Please add appropriate risk factor disclosure.

The Series A Preferred Stock risk factor includes information about election of a majority of directors of the Registrant.

Our newly acquired AMS operation ... , page 12

27.	Please revise to quantify the reduction in legacy revenues for AMS and the increase in MEMS and Spintronics revenues.

The data on sales reductions and increases has been included.

We will need substantial additional financing, page 12

28.	Please revise to clarify "substantial additional financing."

Additional financing has been quantified.

A substantial amount of equipment owned by a customer must be replaced, page 13

29.
Please revise to clarify "substantial amount of equipment" and the cost to replace the equipment. With a view toward appropriate disclosure, please tell us how you have not followed the terms of the agreement and the status of your discussions with the customer regarding the timing of the return of the equipment. Please also file your Equipment Purchase and Usage Agreement as an exhibit.

This comment has been complied with and the Equipment and Usage Agreement has been filed as an Exhibit.

United States Securities and Exchange Commission

November 16, 2011

We are in competition ... , page 15

30.
We note your disclosure in this section that one of your primary means of competition is development of desirable products.  We also note your disclosure on page 9 that you "did not expend any significant amount on research and development" in the last two fiscal years. Please tell us how you have been competing based on product development given your recent research and development activities.

As noted above, the Registrant does not conduct research and development, but rather builds product prototypes.  This risk factor has been redrafted accordingly.

We plan to fund certain of our development efforts ... , page 16

31.
Please revise to describe any current government grants, such as the grant mentioned on page 12 of the audited financial statements for Advanced MicroSensors, Inc., and the status of any application for government funds.

We have noted that there is currently no grant funding or applications for the same.

We will lose revenue ... , page 16

32.	Please revise to clarify "a significant percentage of revenue" and the number of customers on which you rely for this revenue.

We have quantified revenues and the number of customers.

Our reputation could be damaged ... , page 16

33.
We note your disclosure that you are "continually researching and developing." We also note your disclosure on page 9 that you "did not expend any significant amount on research and developing" in the last two fiscal years. Please revise where appropriate to clarify the extent of your research and development activities, such as in the last two fiscal years.

Consistently with our other responses, there is no reference to “researching and development.”

Management's Discussion and Analysis of Financial Condition ... , page 24

Results of Operations, page 27

34.
Please expand to describe the factors leading to the cancellation of tape head orders in 2011 and quantify the impact on revenues. Please also quantify the offsetting amount of sales of other MEMS devices.

United States Securities and Exchange Commission

November 16, 2011

This comment has been responded to in the “Revenues” paragraph.

35.	Please discuss all significant components of your expenses, including the effect of the cost of raw materials on your cost of revenues

This comment has been responded to in the “Cost” paragraph.

36.	Please expand to also quantify gross margin as a percentage measure. Further, please describe significant factors responsible for changes in the percentage measure from period to period.

This comment has been responded to in the “Cost” paragraph.

37.
Please expand to clarify why operating expenses increased despite the 49% decrease in revenues. Please also quantify and describe any significant changes in the components of operating expenses from period to period.

This comment has been responded to in the “Operating Expense” paragraph.

38.	Please expand to describe or to refer to a description of the transactions responsible for the significant gains recognized on the sale/leaseback arrangements.

This comment has been responded to in the “Other Income” paragraph.

Liquidity and Capital Resources, page 28

39.
We note disclosure that there is substantial doubt regarding your ability to continue as a going concern.  Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months.  For further guidance, refer to Section IV.A. of Securities Act

Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Disclosure concerning funding has been included in the last paragraph of “Results of Operations”.

40.
We note your disclosure in the third paragraph that to date AMS has been successful in negotiating new lease agreements related to equipment. Please revise where appropriate to discuss the loss of relationships with customers with whom AMS has entered Purchase and Usage Agreements as well as the inability of AMS to renew a lease with one customer who has asked for its equipment to be made available for shipment to China.

This comment has been responded to in the third paragraph of “Liquidity”.

United States Securities and Exchange Commission

November 16, 2011

41.	Please expand to describe the key drivers of the significant increase in cash used in operating activities of AMS in its year ended April 3, 2011.

This comment was responded to in the sixth paragraph of “Liquidity”.

42.	Please revise to disclose the material terms of your loans and convertible notes mentioned in the ninth, tenth, and eleventh paragraphs.

This comment was responded to in paragraphs 9 and 10 of “Liquidity”.

43.	Please revise the last paragraph on page 28 to describe the status of your discussions regarding a loan from a state related entity for the purchase of equipment in the amount of $2 million.

This comment has been responded to in the last paragraph of “Liquidity”.

Executive Officers ... , page 29

44.	We note that your table of executive officers does not include a chief financial officer.
Please advise.

David R. Smith is the Chief Financial Officer and the text has been revised.

45.
Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure.  Refer to Regulation S-K Item 401 (e).

This comment has been responded to in each of the biographical paragraphs.

46.
Please reconcile your disclosure that David R. Smith has been your Chairman and Chief Executive Officer since February 2009, Glenn J. Fricano has been your director since 2009 and President since 2010, and Stuart M. Sieger has been your Vice President, Secretary and General Counsel since February 2009 with your disclosure on page 34 that Stephen Crosson resigned as your Chief Executive Officer, Chief Financial Officer, and Secretary in August 2011 and on page 35 that Messrs. Smith, Fricano, and Sieger were officers of Plures Holdings, Inc. in 2009 and 2010.

The offices held in the Registrant and Plures have been clarified in the biographical sections of Messrs. Smith, Fricano and Sieger.

Security Ownership of Certain Beneficial Owners ... , page 36

47.	Please revise to clarify the natural persons with voting or dispositive powers with respect to your shares held by each entity named in the table.

United States Securities and Exchange Commission

November 16, 2011

This comment was responded to in notes (7) and (8) to the table.

Certain Relationships and Related Transactions ... , page 38

48.
Please revise to include all information required by Regulation S-K Item 404, including the amount of principal and interest paid on related party loans during the periods for which disclosure is provided and the material terms of all related party promissory notes such as interest and conversion rates. Please also tell us why you do not disclose in this section your related party lease mentioned in the first paragraph on page 22, the related party advances mentioned on page 35 and the first paragraph on page 10 of the audited financial statements for Plures Technologies, Inc., the related party sales mentioned on page 12 of the audited financial statements for Advanced MicroSensors, Inc., the agreement with Quantum mentioned in the third paragraph on page 18 of the audited financial statements of Advanced MicroSensors, Inc., and the January 26, 2009 Stock Purchase Agreement with related parties mentioned on page 11 of your Form 10-Q for the fiscal quarter ended June 30, 2011.

These comments have been responded to in this Section by the inclusion of the requested materials.

Market for Registrant's Common Equity ... , page 41

49.
We note your disclosure in the penultimate paragraph on page 42 and the last risk factor on page 18.  Please revise to disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

This comment has been responded to in the penultimate paragraph of Market for the Registrant’s Common Equity.

Description of Securities, page 43

50.
Please tell us the basis for your disclosure, such as on the cover page of your Form 10-K for the fiscal year ended September 30, 2010, that your common stock is registered under Section 12(b) of the Exchange Act. Cite all authority on which you rely.

We have been advised by predecessor counsel that the Registrant filed a Form 8-A registration of the Common Stock under Section 12(g) of the Exchange Act at the time its registration statement under the Securities Act became effective.

Common Stock, page 44

51.	With a view toward disclosure, please tell us whether the rights of holders of your common stock may be modified otherwise than by a vote of a majority or more of the shares outstanding.

United States Securities and Exchange Commission

November 16, 2011

This comment has been responded to in “Common Stock”.

Index of Financial Statements, page 45

52.
Tell us where you have provided financial statements for the quarter ended June 30, 2011 for the accounting acquirer in the reverse merger with CMSF.  Please note that the accounting acquirer has succeeded to the registrant's reporting obligation and that there should be continuous reporting for the accounting acquirer and any predecessors with no lapse in periods, including quarters.

The Registrant has included unaudited financial statements of Plures Holdings for the six months ended June 30, 2011 and 2010.

Additionally, the Registrant has provided the statement of operations and cash flows for the period April 4, 2011 to May 22, 2011 for the predecessor.

Index of Exhibits, page 46

53.	Please file, or tell us why you have not filed, the following as exhibits:

•	the Asset Purchase Agreement between Plures Technologies, Inc. and Advanced MicroSensors, Inc.;

•	the instrument defining the rights of your Series A Preferred Stock holders;

•	your related party loan and convertible note agreements; and

•	a list of your subsidiaries.

The documents referenced in this comment are being filed as Exhibits.

54.
We note that you have requested confidential treatment for portions of Exhibits 10.1 and 10.2.  We will address this request in a separate letter. Please resolve comments on your request for confidential treatment, if any.

We have sought to resolved such issues by revising Exhibits 10.1 and 10.2 and by correspondence with the staff of the SEC.

55.
We note that your Exhibit Index does not indicate that you have omitted portions of Exhibits 10.1 and 10.2 pursuant to a request for confidential treatment and that the material has been filed separately with the Commission. Please revise as appropriate. Refer to Section II.D.5 of Staff Legal Bulletin No.1.

We have noted the Exhibits for which confidential treatment is being sought.

United States Securities and Exchange Commission

November 16, 2011

56.	Please file your final, executed agreements as exhibits. We note that Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 are unsigned and not dated.

We have refiled our Exhibits including dates and signatures.

Plures Technologies, Inc.

Note 5. Subsequent Events, page 13

57.	Please expand to disclose how you estimated the fair value of the shares issued in the AMS acquisition.

Note 5, Subsequent events was expanded to disclose how the fair value of the shares issued in the AMS acquisition was estimated.

58.
The tabular data on page 14 indicates that you expect to record a bargain purchase gain on the acquisition of AMS. Please describe to us your process and the results of the reassessment of measurement procedures called for by FASB ASC 805-30-25-4 and FASB ASC 805-30-30-4 through 30-6.

The Registrant recognized the fact that it is not common that a bargain purchase gain occurs as a result of a business combination. After its initial identification and measurement of the assets acquired and liabilities assumed, the Registrant reviewed in detail the listings of assets to be acquired and liabilities to be assumed to determine whether all of the assets being acquired and all of the liabilities to be assumed had been correctly identified and that no assets or liabilities had been omitted. Once this process was completed, the Registrant then reviewed the procedures used to measure the assets being acquired, the liabilities to be assumed and the 5% non-controlling interest. Upon completing this review, the Registrant concluded that the measurements appropriately reflected consideration of all available information as of the acquisition date.

59.	Please disclose the amount of acquisition related expenses pursuant to FASB ASC 805-10-50-2f and the related accounting treatment.

The Subsequent events notes were expanded to disclose the amount of acquisition expenses pursuant to FASB ASC 805-10-50-2f and the related accounting treatment.

60.	Please describe to us, with a view toward disclosure, the primary factors leading to a bargain purchase gain. Please refer to FASB ASC 805-30-50-1f.

The AMI business acquired had a history of recurring losses. To meet its obligations as they became due and continue as a going concern AMI relied on its major customers to provide financing primarily in the form of equipment sales and leasebacks. AMI management was uncertain that its customers would continue to provide financing and was doubtful it could secure financing from other sources. After evaluating all available options to sustain the on-going continuation of the AMI business and absent other competing offers, AMI management concluded that the best available option was the sale of the AMI business to Plures even though for accounting purposes this would result in a bargain purchase gain to Plures.

United States Securities and Exchange Commission

November 16, 2011

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Basis of Presentation and Pro Forma Adjustments, page 6

61.
Please briefly describe to us, with a view toward expanded disclosure, how you determined the fair value of equipment and intangible assets for purposes of preparing the pro forma financial statements. In that regard, please describe to us the model (or models) applied and the key assumptions leading to the expected fair values.

In deriving the Registrant’s estimate of fair value for the acquired tangible and intangible assets , the Registrant considered the traditional income, cost and market approaches to value the acquired assets and applied what was considered to be the most relevant approach for each particular asset category or class of assets. The methods and key assumptions used to value each asset category or class of assets were as follows:

ASSET CLASS/CATEGORY	VALUATION METHOD	KEY ASSUMPTIONS
Intangible Assets:
Technology	Relief from Royalty Method	Royalty rate 5%; Growth rate Years 1 -3 ranging from 38% to 40% rapidly declining to 3% by Year 8; Discount rate 30%
Tradename	Relief from Royalty Method	Royalty rate .3%; Growth rate Years 1 -3 ranging from 38% to 40% rapidly declining to 3% by Year 8; Discount rate 30%

United States Securities and Exchange Commission

November 16, 2011

Customer Relationships	Excess Earnings Method	Growth rate- varies by customer; Survivorship of relationship ranges from 90% to 70% in Year 1 to 90% to 17% in Year 5; Discount rate 30%
Tangible assets:
Fixed Assets	Replacement cost for asset of similar age and condition

The pro forma adjustment disclosure will be expanded to disclose the valuation method used for each asset category or class of assets.

62.	Please expand to explain how the bargain purchase gain is treated for pro forma purposes.

The pro forma disclosure was expanded to include an explanation of how the bargain purchase gain is treated for pro forma purposes.

63.
Tell us the amount of any direct incremental costs of the acquisition of AMS and tell us how those costs have been presented for pro forma purposes. Please note that such costs are normally considered to be non-recurring charges directly related to the acquisition for pro forma purposes.

Direct incremental costs of the acquisition of AMS amounted to $40,540 for the year ended December 31, 2010 and $26,200 for the six months ended June 30, 2011. The pro forma statements of operations for these periods have been revised to reflect the adjustment of the acquisition costs incurred in each period in arriving at the pro forma results for each of the respective periods.

64.
We refer to the disclosure that the actual allocation of purchase price may differ after "a third-party valuation and other procedures have been finalized."  Please tell us the nature and extent of your reliance on the third party for the asset valuation.

United States Securities and Exchange Commission

November 16, 2011

The Registrant engaged outside consultants to assist in determining the fair value of the intangible and intangible assets acquired from AMS. The fair value information provided by the outside consultants was used by the Registrant to determine the preliminary allocation of the purchase price for the recording of the assets acquired from AMS and liabilities assumed in the Registrant’s financial statements. As part of the process of determining the fair value of the AMS assets, Registrant personnel gathered relevant data, prepared forward looking forecasts and provided various assumptions as well as other inputs that were provided to the outside consultants and used by them to calculate fair value amounts for the tangible and intangible assets acquired.  This process also included a detailed internal review by Registrant personnel of the consultants’ calculations and the data provided to them to ensure the accuracy and completeness of the results. At the date of filing of the Registrant’s initial  8-K, the Registrant had not finalized various forecasts nor completed it internal review of the valuation results. As a result the valuation results were designated as preliminary when disclosed in the Registrant’s financial statements included in the initial 8-K filing. The Registrant will delete the reference to a “third party” when indicating the purchase price is preliminary in the June 30, 2011 pro forma financial information.

Exhibit 10.4

65.	Please tell us how Exhibit 10.4 includes Amendments One, Two, Three, and Four to the Facilities Lease of Advanced MicroSensors, Inc.

Exhibit 10.4(a), (b), (c) and (d), as filed now comprise amendments one, two, three and four to the real property lease.

Please advise if you have any questions or comments concerning the foregoing.

                   Sincerely,

               /s/

                  STUART M. SIEGER
                  For the Firm

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